Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

O'Connor Fund of Funds: Long/Short Credit Strategies LLC

If you do not want to sell your limited liability company Interests at this time please disregard this notice. This is simply notification of the Fund's tender offer.

September 19, 2012

Dear O'Connor Fund of Funds: Long/Short Credit Strategies LLC Investor:

We are writing to inform you of important dates related to the tender offer by O'Connor Fund of Funds: Long/Short Credit Strategies LLC (the "Fund").  If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on September 19, 2012 and end on October 17, 2012, and any interests tendered to the Fund will be valued on December 31, 2012 for purposes of calculating the purchase price of such interests.  The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund.  Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your interests, simply disregard this notice.  No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by October 17, 2012.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.    If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Sincerely,

O'Connor Fund of Funds: Long/Short Credit Strategies LLC